August 19, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Cablecom Holdings, Ltd. Form 20-F for the fiscal year ended December 31, 2009 Filed July 1, 2010 File No. 001-34136

Dear Mr. Spirgel:

We are in the process of preparing a submission to respond to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on August 4, 2011 (the “Comment Letter”).  As we are still considering the issues raised in the Comment Letter and are not in a position to file such submission at this time, we respectfully request an extension to August 26, 2011 to file our response.

Sincerely, /s/ Clive Ng Clive Ng, Executive Chairman